METALLA PROVIDES UPDATE ON GOSSELIN & CÔTÉ ROYALTY AND 2024 CATALYSTS

Beedie Capital to increase equity ownership to 9.99% with additional C$1.5 million investment

(All dollar amounts are in thousands of United States dollars unless otherwise indicated, except for per share amounts)

FOR IMMEDIATE RELEASE	TSXV: MTA
February 26, 2024	NYSE AMERICAN: MTA

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla") (NYSE American: MTA) (TSXV: MTA) is pleased to report the 2024 portfolio catalysts and the updated Mineral Resource estimates for Gosselin, where Metalla holds a 1.35% Net Smelter Return ("NSR") royalty that covers the northern portion of Côté and 100% of the Gosselin deposit.

IAMGOLD Corporation ("IAMGOLD") (TSX: IMG) (NYSE: IAG) announced by press release on February 15, 20241 that the updated Gosselin Mineral Resource estimate increased, for a total of 4.4 million Indicated gold ounces in 161.3 million tonnes ("Mt") at 0.85 grams per tonne gold ("g/t Au"), and 3.0 million Inferred ounces (123.9 Mt at 0.75 g/t Au). This represents an estimated increase of 1.1 million ounces in Indicated and 1.3 million ounces in Inferred, representing a 32% and 74% increase respectively.

Brett Heath, President & CEO of Metalla commented, "Gosselin continues to show that it has potential to become a very significant asset. In 2023 we saw an increase of 2.4 million ounces from 57 diamond drill holes totaling 34,790 meters. Gosselin stands as a substantial deposit on its own with 7.4 million ounces. Combined with Côté, they host an estimated Measured and Indicated Mineral Resource of 16.5 million ounces, and an additional 4.2 million ounces of Inferred resources. This places the project in an elite league among global gold mines of large scale. In the upcoming year, IAMGOLD indicated that it will focus on further exploration with a 35,000-meter drill hole program at Gosselin, aiming to probe potential extensions of the breccias between resource pits, as well as delving deeper beneath the mineralized envelopes to ascertain the full extent of these promising deposits."

According to IAMGOLD, drilling to date suggests the Gosselin deposit has the potential to approach similar dimensions as the adjacent Côté deposit. Drill intercepts obtained from the newly discovered West Breccia have significantly expanded this breccia body which now measures 250 meters by 170 meters and extends for a depth of approximately 400 meters. This has helped to highlight a highly prospective corridor at depth measuring up to 850 meters in strike length that remains to be tested between the Gosselin West Breccia and the Côté Deposit hydrothermal breccia. This represents a priority exploration opportunity to further expand the Gosselin resource below the 600-meter vertical depth extent of the current 2023 resources pit shell.

Figure 1 - Longitudinal section of Côté and Gosselin deposits within Whittle pit shells

CÔTÉ & GOSSELIN RESERVE & RESOURCE ESTIMATE AS OF DECEMBER 31, 20231

	Côté			Gosselin
	Tonnes	Gold		Tonnes	Gold		Royalty GEOs
	(000's)	(g/t)	(000's)	(000's)	(g/t)	(000's)	(000's)
Proven & Probable	234,644	1.01	7,610	-	-	-	6.2
Measured & Indicated	444,773	0.84	12,067	161,300	0.85	4,420	69.4
Inferred Resources	60,591	0.61	1,184	123,900	0.75	2,980	41.2

For royalty ounce calculation, Metalla estimates 6% of Côté and 100% of Gosselin's Mineral Resources and Mineral Reserves are subject to our royalty interest at a rate of 1.35%.

2024 Portfolio Catalysts2:

  G Mining Ventures Tocantinzinho production expected in H2 2024 (0.75% GVR)

  Agnico Eagle Mines Amalgamated Kirkland first production anticipated in H2 2024 (0.45% NSR)
  Polymetals Resources Endeavor mine financing update and mine restart expected end of 2024 (4% NSR)
  Agnico Eagle Mines Wasamac updated development study anticipated in H1 2024 (1.5% NSR)
  Agnico Eagle Mines Fosterville mine drilling at Harrier zone and further extensions of Phoenix decline towards royalty boundary (2.5% NSR)
  Taca Taca Environmental and Social Impact Assessment approval expected in 2024 (0.42% NSR)
  Hudbay Minerals Copper World mine state environmental permits expected mid-2024 (0.315% NSR)
  Sierra Madre Gold & Silver's La Guitarra mine restart study anticipated in Q2 2024 (2% NSR)
  Silver Storm Mining's La Parrilla mine plan technical study expected in Q4 2024 (2% NSR)

Conversion of Interest under Convertible Loan Agreement

Beedie Capital ("Beedie") will increase their equity position by electing to convert C$1.5 million of the accrued and unpaid interest (the "Interest") under the existing convertible loan facility between Metalla and Beedie (the "Convertible Loan Facility") into 429,800 common shares of Metalla (the "Share Conversion"). As per the terms of the Convertible Loan Facility, any accrued and unpaid interest is convertible into common shares of Metalla (the "Shares"), at Beedie's request. The Interest will be converted at a price of C$3.49 per Share, being the closing price of the Shares on the TSX Venture Exchange (the "TSXV") on February 20, 2024. The Share Conversion is subject to the acceptance of the TSXV and of the NYSE American ("NYSE"). Following the Share Conversion, Beedie will own approximately 9.99% of the Company's issued and outstanding common shares. As per the terms of the Convertible Loan Facility the principal amounts outstanding under the facility have a conversion price of C$6.00.

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec. Mr. Beaudry is a QP as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

ABOUT METALLA

Metalla was created to provide shareholders with leveraged precious and strategic metal exposure by acquiring royalties and streams. Our goal is to increase share value by accumulating a diversified portfolio of royalties and streams with attractive returns. Our strong foundation of current and future cash-generating asset base, combined with an experienced team, gives Metalla a path to become one of the leading royalty companies.

For further information, please visit our website at www.metallaroyalty.com.

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

President and CEO

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email:  kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

Notes:

1. Please see IAMGOLD Corporation's press release dated February 15, 2024

2. Please see G Mining Ventures Corp.'s press release dated January 15, 2024, Agnico Eagle Mines Limited's press release dated February 15, 2024, Polymetals Resources' Mine Restart Study for the Endeavor Mine dated October 16, 2023, First Quantum Minerals Ltd.'s Management's Discussion and Analysis for the year ended December 31, 2023, and filed under First Quantum's SEDAR+ profile on www.sedarplus.ca, the Technical Report titled "Phase I Pre-Feasibility Study and Updated Mineral Resources Estimates, Copper World Project, Pima County, Arizona, USA", with an effective date of July 1, 2023, and filed under Hudbay Minerals Inc.'s SEDAR+ profile on www.sedarplus.ca on September 8, 2023, Sierra Madre Gold and Silver Ltd's Press Release dated February 8 2024, Silver Storm Mining Ltd.'s February 2024 corporate presentation.

Information contained on any website or document referred to or hyperlinked in this press release shall not be deemed to be a part of this press release.

Non-IFRS Financial Measures

Metalla has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including attributable gold equivalent ounces (GEOs). The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow.

Attributable GEOs are a non-IFRS financial measure that is composed of gold ounces attributable to the Company, plus an amount calculated by taking the expected revenue by the Company from payable silver ounces, copper pounds, lead pounds and zinc pounds attributable to the Company, less material costs, divided by the price of gold. The Company presents attributable GEOs as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present attributable ounces on a similar basis

The presentation of these non-IFRS financial measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS financial measures differently.

Technical and Third-Party Information

Metalla has limited, if any, access to the properties on which Metalla holds a royalty, stream or other interest. Metalla is dependent on (i) the operators of the mines or properties and their qualified persons to provide technical or other information to Metalla, or (ii) publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which Metalla holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Metalla's royalty, stream or other interests. Metalla's royalty, stream or other interests can cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, resources and production of a property.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this press release, including any references to mineral resources or mineral reserves, was prepared in accordance with Canadian NI 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC") applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

"Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable securities legislation.  Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur, or be achieved. Forward-looking statements include, but are not limited to, the statements regarding the drill program at Gosselin by IAMGOLD and the timing thereof; the potential for the Gosselin deposit to reach similar dimensions as the Côté deposit; the commencement of production at Tocantinzinho and the timing thereof; the commencement of production at Amalgamed Kirkland and the timing thereof; Endeavor's mine financing update and mine restart and the timing thereof; the results of Wasamac's updated development study and the timing thereof; the drilling at Harrier zone at the Fosterville mine and further extensions of Phoenix decline towards royalty boundary; the final approval of the Environmental and Social Impact Assessment for Taca Taca and the timing thereof; the receipt of the outstanding state environmental permits for Copper World and the timing thereof; the release of a mine restart study for La Guitarra and the timing thereof; the release of a mine plan technical study for La Parilla and the timing thereof; the acceptance of the TSXV and of the NYSE to the Share Conversion; the closing of the Share Conversion; the expectations generally of Metalla the property owners/operators and the authors of relevant technical reports and studies with respect to the mineral projects in which Metalla has an interest, including without limitation, estimates of mineral resources and mineral reserves and updates thereto, production, mine life, NPV, IRR, costs, drilling, development, permitting, water sourcing, commodity mix and prices, and the timing thereof;  future opportunities and acquisitions; future exploration, financing, development, production and other anticipated developments on the properties in which the Company has or has agreed to acquire an interest;  future growth, increased share value, cash generation and returns; and Metalla having a path to becoming a leading gold and silver royalty company.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: that the drill program at Gosselin may not happen at all or in the anticipated timeline; that the Gosselin deposit may not have the same dimensions as the Côté deposit; production may not start at Tocantinzinho at all or in the anticipated timeline; production may not start at Amalgamated Kirkland at all or in the anticipated timeline; Endeavor's mine financing update and mine restart may not occur at all or in the anticipated timeline; the results of Wasamac's updated development study may not be released at all or in the anticipated timeline; drilling at the Harrier zone at the Fosterville may not happen; the Phoenix decline may not be further extended towards royalty boundary; First Quantum may not obtain final approval of the Environmental and Social Impact Assessment for Taca Taca at all or in the anticipated timeline; Hudbay may not receive the outstanding state environmental permits for Copper World at all or in the anticipated timeline; the mine restart study for La Guitarra may not be released at all or in the anticipated timeline; the mine plan technical study for La Parilla may not be released at all or in the anticipated timeline; that the Company will not obtain approval of the TSXV and of the NYSE for the Share Conversion; that the Share Conversion will not be completed at all or in the terms announced; the absence of control over mining operations from which Metalla will purchase precious metals or from which it will receive stream or royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; regulatory, political or economic developments in any of the countries where properties in which Metalla holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Metalla holds a royalty or stream or other interest, including changes in the ownership and control of such operators; risks related to global pandemics, including the current novel coronavirus (COVID-19) global health pandemic, and the spread of other viruses or pathogens; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Metalla; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Metalla holds a royalty, stream or other interest; the volatility of the stock market; competition; future sales or issuances of debt or equity securities; use of proceeds; dividend policy and future payment of dividends; liquidity; market for securities; enforcement of civil judgments; and risks relating to Metalla potentially being a passive foreign investment company within the meaning of U.S. federal tax laws; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements.